SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number: 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of registrant’s name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-176848) filed by TIM Participações S.A. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by TIM Participações S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM Participações S.A.

Date:	October 5, 2011	By:	/s/ Claudio Zezza
			Name:	Claudio Zezza
			Title:	CFO and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Document
99.1
Underwriting Agreement among TIM Participações S.A., Morgan Stanley & Co. LLC and Itau BBA USA Securities Inc., which constitutes Exhibit 1.1 to the Registrant’s Registration Statement on Form F-3 (Registration Statement No. 333-176848).

Exhibit 99.1

EXECUTION COPY

UNDERWRITING AGREEMENT

among

TIM PARTICIPAÇÕES S.A.

(a sociedade anônima incorporated under the
laws of the Federative Republic of Brazil)

and

MORGAN STANLEY & CO. LLC,

ITAU BBA USA SECURITIES INC.

and

THE INTERNATIONAL UNDERWRITERS
NAMED IN SCHEDULE II HERETO

Relating to

up to 190,796,858 American Depositary Shares,
each representing five Common Shares with no par value

October 4, 2011

EXECUTION COPY

October 4, 2011

Tim Participações S.A.
Avenida das Américas, 3.434 – 7º andar
Rio de Janeiro, RJ, Brazil

Itau BBA USA Securities Inc. (“Itaú BBA USA”) and Morgan Stanley & Co. LLC (“Morgan Stanley LLC” and, together with Itaú BBA USA, the “Managers”) on behalf of the several underwriters named in Schedule II hereto (the “International Underwriters”), for whom they are acting as managers, confirm their agreement to purchase, and TIM Participações S.A., a sociedade anônima incorporated under the laws of the Federative Republic of Brazil (the “Company”), confirms its agreement to issue and sell to the International Underwriters, the number of shares of its common stock, without par value, (the “Firm Shares”) in the form of American Depositary Shares (the “Firm ADSs”), set forth in Schedule I hereto.  The Company also agrees to issue and sell to the several International Underwriters not more than the number of additional shares of its common stock, without par value, (the “Additional Shares”) in the form of American Depositary Shares (the “Additional ADSs”), set forth in Schedule I hereto if and to the extent that the Managers shall have determined to exercise, on behalf of the International Underwriters, the right to purchase such shares of common stock granted to the International Underwriters in Section 2 hereof, minus the number of Option Brazilian Shares (as defined below) sold by the Company as a result of the exercise by Banco Morgan Stanley S.A. (“Banco Morgan Stanley” and, together with Banco Itaú BBA S.A., or “Banco Itaú BBA,” the “Brazilian Underwriters”) of its option regarding the Option Brazilian Shares (as defined below) under the Brazilian Underwriting Agreement (as defined below).  The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares” and the Firm ADSs and the Additional ADSs are hereinafter referred to as the “ADSs.” The shares of common stock, without par value, of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Stock.”  If the firm or firms listed in Schedule II hereto include only the Managers listed in Schedule I hereto, then the terms “International Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms.

In addition to the ADSs subject to this agreement (“Agreement”), 29,016,455 common shares (“Firm Brazilian Shares”) will be placed by the Brazilian Underwriters pursuant to an underwriting agreement dated as of the date hereof, among the Company, BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), and the Brazilian Underwriters in connection with the offering and sale of the Brazilian Shares (as defined below) in Brazil (“Brazilian Underwriting Agreement” and, together with this Agreement, the “Underwriting Agreements”).  The Brazilian

Underwriting Agreement provides for an option of Banco Morgan Stanley to, upon notice to Banco Itaú BBA, cause the Company to sell an aggregate of not more than 9,461,510 additional Shares (“Option Brazilian Shares”), minus the number of Additional ADSs sold by the Company as a result of the exercise by Morgan Stanley LLC of its option regarding such Additional ADSs under this Agreement.  The Firm Brazilian Shares and the Option Brazilian Shares are hereinafter called collectively the “Brazilian Shares.”  The Brazilian Shares, the Shares and the ADSs are hereinafter called collectively the “Securities.”

The International Underwriters, acting as placement agents for the Brazilian Underwriters, intend to offer Firm Brazilian Shares outside Brazil subject to the terms and conditions stated in this Agreement.  Shares purchased by investors resident outside of Brazil will be placed outside Brazil by the International Underwriters (as placement agents), settled in Brazil and paid for in Brazilian reais and their offer is being underwritten by the Brazilian Underwriters pursuant to the Brazilian Underwriting Agreement.  Investors resident outside Brazil purchasing Shares must be authorized to invest in Brazilian securities under applicable Brazilian law and the requirements established by the Conselho Monetário Nacional (Brazilian National Monetary Council), the Comissão de Valores Mobiliários (Brazilian Securities Commission) (“CVM”) and the Banco Central do Brasil (the “Brazilian Central Bank”).

Each ADS will represent five Shares.  The ADSs purchased by the International Underwriters will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to a Deposit Agreement, dated June 24, 2002, as amended by Amendment No. 1, dated June 26, 2007, further amended by Amendment No. 2, dated January 6, 2011 and Amendment No. 3, dated July 20, 2011 (“Deposit Agreement”) among the Company, J.P. Morgan Chase Bank, N.A. (the “Depositary”), as Depositary, and holders and beneficial owners from time to time of the ADRs issued thereunder. The Shares underlying the ADSs are called the “Underlying Shares.”

The ADSs will be sold pursuant to a Prospectus (as defined below) to be filed with the United States Securities and Exchange Commission (the “Commission”), and the Brazilian Shares will be sold pursuant to a registration statement, including a preliminary prospectus (consisting of a Formulário de Referência and a preliminary prospectus), including any and all exhibits, amendments and supplements thereto (the “Brazilian Preliminary Prospectus”) and a final prospectus (consisting of a Formulário de Referência and a final prospectus), including any and all exhibits, amendments and supplements thereto (the “Brazilian Final Prospectus”), filed with and approved by the CVM, with respect to the offer and sale of the Brazilian Shares.

The Company has filed with the Commission an automatic shelf registration statement, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), including a related base prospectus, (the file number of which is set forth in Schedule I hereto) on Form F-3, to register under the Securities Act the offering and sale from time to time of certain equity securities, including the Shares, which registration statement became effective upon filing under Rule 462(e) of the rules and regulations of the Commission under the Securities Act. Promptly after execution and delivery of this Agreement, the Company will prepare and file a prospectus relating to the Securities in accordance with paragraph (B) of Rule 424 of the rules and regulations of the Commission under the Securities Act. This registration statement as amended to the date of this Agreement, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A, Rule 430 B or Rule 430 C under the Securities Act, is hereinafter referred to as the “Registration Statement,” and the related prospectus covering the Securities in the form first used to confirm sales of the ADSs (or in the form first made available to the International Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus”, and the term “preliminary prospectus” means any preliminary form of the Prospectus.  For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the documents and pricing information set forth opposite the caption “Time of Sale Prospectus” in Schedule I hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.  As used herein, the terms “Registration Statement,” “preliminary prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the date hereof.  The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Time of Sale Prospectus, any preliminary prospectus or the Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein.

The Company and the Depositary have prepared and filed with the Commission a registration statement relating to the ADSs on Form F-6 (No. 333-175684) and a related prospectus, which may be in the form of the ADR certificate, for registration under the Securities Act of the ADSs evidenced by ADRs, have filed such amendments thereto and such amended prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereinafter be required.  The registration statement on Form F-6 for registration of the ADSs evidenced by ADRs, as amended at the time it becomes effective (including by the filing of any post-effective amendments thereto), and the prospectus included therein, as then amended are hereinafter called the “ADS Registration Statement.”

1. Representations and Warranties.  The Company represents and warrants to and agrees with each of the International Underwriters that:

(a) The Registration Statement has become effective; to the knowledge of the Company, after due inquiry, no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company and after due inquiry, threatened by the Commission.  The Registration Statement is an automatic shelf registration statement as defined in Rule 405 under the Securities Act, the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) eligible to use the Registration Statement as an automatic shelf registration statement and the Company has not received notice that the Commission objects to the use of the Registration Statement as an automatic shelf registration statement. Each preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.

(b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Time of Sale Prospectus does not, and at the time of each sale of the ADSs or placement of the Brazilian Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Time of Sale Prospectus or the Prospectus based upon information relating to any International Underwriter furnished to the Company in writing by such International Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information consists of the information described as such in Section 8(b).

(c) Each of the Time of Sale Prospectus and the Prospectus do not omit any material information about the Company that is included in the Brazilian Preliminary Prospectus and Brazilian Final Prospectus, respectively, and there is no material inconsistency between the information contained in the Brazilian Preliminary Prospectus and Brazilian Final Prospectus and the information contained in each of the Time of Sale Prospectus and the Prospectus, respectively, except in each for such omissions or inconsistencies that would not result in a violation of section (b)(vii).

(d) No opinion, analysis, forecast or forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Time of Sale Prospectus or the Prospectus has been made or reaffirmed without a reasonable belief or basis or has been disclosed other than in good faith.

(e) Nothing came to the attention of the Company that has caused it to believe that the statistical and market-related data included in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus is not based on or derived from sources that are reliable and accurate in all material respects.

(f) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to the International Underwriters before first use, the Company has not prepared, used or referred to, and will not, without the Managers prior consent, prepare, use or refer to, any free writing prospectus.

(g) (i) An ADS Registration Statement has been filed with the Commission and has become effective pursuant to the Commission’s rules and regulations, (ii) to the knowledge of the Company, after due inquiry, no stop order suspending the effectiveness of the ADS Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission, (iii) the ADS Registration Statement complies and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the ADS Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading; and (v) all of the ADSs are registered pursuant to the ADS Registration Statement.

(h) The financial statements and the related notes thereto included or incorporated by reference in each of the Registration Statement, the Time of Sale Prospectus or the Prospectus, except as otherwise noted therein, were prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (IASB), and comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly the financial position of the Company and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with IFRS applied on a consistent basis throughout the periods covered thereby; and the supporting schedules included or incorporated by reference in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus present fairly the information required to be stated therein; and the other financial information included or incorporated by reference in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly the information shown thereby. The non GAAP financial measures (as such term is defined by the rules and regulations of the Commission) and in each case, the related notes thereto included or incorporated by reference in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus have been prepared in accordance with the Commission’s rules and guidance with respect to non GAAP financial measures, as the case may be, and the assumptions underlying such non GAAP financial measures are reasonable and are set forth or incorporated by reference in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus.

(i) Since the respective dates as of which information is included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus or the Prospectus, except as otherwise stated therein, (i) there has not been any material change in the capital stock or long-term debt of the Company or its Significant Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, or any material adverse change or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, results of operations of the Company or its subsidiaries taken as a whole; (ii) neither the Company nor any of its Significant Subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole, or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its Significant Subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except where such loss, interference, disturbance, dispute or otherwise would not reasonably be expected to have a Material Adverse Effect. For the purposes of this Agreement, the term “Material Adverse Effect” shall mean either (i) any material adverse effect on the financial condition, business, properties, prospects or results of operations of the Company and its subsidiaries taken as a whole or (ii) any material adverse effect on the ability of the Company to perform its obligations under any Transaction Document (as defined below).  The term “Significant Subsidiary” shall mean Intelig Telecomunicações Ltda. and TIM Celular S.A.

(j) The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation (to the extent that good standing is applicable under the laws of the jurisdiction of its incorporation), has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

(k) Each Significant Subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation (to the extent that good standing is applicable under the laws of the jurisdiction of its incorporation), has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect; all of the issued shares of capital stock of each Significant Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims.

(l) The Shares have been admitted for listing and trading on the Novo Mercado listing segment of the BM&FBOVESPA, and the ADSs have been approved for listing and trading on the New York Stock Exchange (“NYSE”).  The Company has not received any notice of any proceedings relating to the delisting of the Shares from the Novo Mercado listing segment of the BM&FBOVESPA or the ADSs from the NYSE.

(m) The authorized capital stock of the Company and the ADSs conform as to legal matters in all material respects to the respective descriptions thereof contained in each of the Time of Sale Prospectus and the Prospectus.

(n) The shares of Common Stock outstanding prior to the issuance of the ADSs or Brazilian Shares have been duly authorized and are validly issued, fully paid and non-assessable.

(o) The ADSs and Brazilian Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such ADSs and Brazilian Shares will not be subject to any preemptive or similar rights, except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus.

(p) The Company has, (or in the case of the Deposit Agreement, had) full right, power and authority to execute and deliver each of the Underwriting Agreements, the Deposit Agreement and the Instrumento Particular de Contrato de Prestação de Serviços de Estabilização de Preço de Ações Ordinárias de Emissão da TIM Participações S.A., dated the date hereof (the “Brazilian Stabilization Agreement” and, collectively with the Underwriting Agreements and the Deposit Agreement, the “Transaction Documents” and each a “Transaction Document”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken. Each of the Transaction Documents has been duly authorized, executed and delivered by the Company and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except that rights to indemnity and contribution thereunder may be limited by applicable law, public policy, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general application relating to or affecting creditors’ rights from time to time in effect and by general principles of equity, including concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether enforcement is considered in a proceeding in equity or at law). Upon due and authorized execution and delivery by the Depositary of the ADRs evidencing the ADSs against deposit of the Underlying Shares in respect thereof in accordance with the provisions of the Deposit Agreement and upon payment by the International Underwriters for the ADSs evidenced thereby in accordance with the provisions of this Agreement, such ADSs evidenced by such ADRs will be duly and validly issued, and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

(q) Each Transaction Document conforms in all material respects to the description thereof contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus.

(r)   Except as disclosed in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus under “Risk Factors” and “Item 4 – Business Overview” in the Form 20F-A incorporated by reference in the Registration Statement, each of the Company and its Significant Subsidiaries is not in violation of, and the execution and delivery by the Company of, and the performance by the Company of its obligations under, the Transaction Documents will not contravene, any provision of (i) applicable law or (ii) the certificate of incorporation or by-laws of the Company or its Significant Subsidiaries or (iii) any agreement or other instrument binding upon the Company or any of its Significant Subsidiaries, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any Significant Subsidiary, except, in the case of (i) and (iii) above, to the extent that it would not have a Material Adverse Effect.

(s) No consent, approval, authorization, order, registration or qualification of, or filing with, any governmental agency or body or any court or arbitrator is required for the execution, delivery and performance by the Company of each of the Transaction Documents to which it is a party, the issuance and sale of the Securities and compliance by the Company with the terms thereof, and the consummation of the transactions contemplated by the Transaction Documents, except such as may be required (i) such as have been obtained and made under the Securities Act and the Exchange Act, (ii) for the approval by the CVM of the offering of the Underlying Shares and the Brazilian Shares as contemplated by this Agreement and the Brazilian Underwriting Agreement, which have been obtained and remain in full force and effect or will be obtained prior to the Closing Date (as defined below) and each Option Closing Date (as defined below), (iii) for the approvals by the CVM and the BM&FBOVESPA for the arrangements set forth in the Brazilian Stabilization Agreement, which have been obtained and remain in full force and effect or will be obtained prior to the Closing Date (as defined below) and each Option Closing Date (as defined below), (iv) such as may be required from the Brazilian Central Bank for any payments outside Brazil pursuant to this Agreement, (v) such as may be required under applicable securities laws of the various states in the United States, or (vi) such as may be required by the securities or similar laws of any foreign jurisdiction other than Brazil in connection with the purchase and distribution of ADSs or the Brazilian Shares by the International Underwriters and the Brazilian Underwriters.

(t) There are no legal or governmental proceedings pending or, to the knowledge of the Company, threatened to which the Company or any of its Significant Subsidiaries is a party or to which any of the properties of the Company or any of its Significant Subsidiaries is subject (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not have a Material Adverse Effect or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(u) PricewaterhouseCoopers Auditores Independentes, who have audited the consolidated financial statements of the Company as of and for the years ended December 31, 2010 and 2009 included or incorporated by reference in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, are an

independent public registered accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act.

(v) Ernst & Young Terco Auditores Independentes S.S., who have audited the consolidated balance sheet of the Company as of January 1, 2009 included or incorporated by reference in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, were an independent public registered accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act.

(w) The Company and its Significant Subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its Significant Subsidiaries, in each case free and clear of all liens, encumbrances, claims, and defects and imperfections of title, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries taken as a whole or (ii) would not have a Material Adverse Effect.

(x) The Company and its Significant Subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses; and the conduct of their respective businesses will not conflict in any material respect with any such rights of others, and the Company and its Significant Subsidiaries have not received any notice of any claim or infringement of or conflict with any such rights of others, except where the failure to possess such material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems and procedures) or otherwise would not, individually or in the aggregate, have a Material Adverse Effect.

(y) No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders or other affiliates of the Company or any of its subsidiaries, on the other, that would be required by the Securities Act to be described in a registration statement to be filed with the Commission and that is not so described in the Registration Statement, the Prospectus and the Time of Sale Prospectus.

(z) The Company is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(aa) The Company was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, for the taxable year ended December 31, 2010 and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, the Company does not expect to be a PFIC for the current taxable year ending December 31, 2011.

(bb) The Company and its Significant Subsidiaries possess all licenses, concessions, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate Brazilian and other federal, state, local or regulatory authorities, including without limitation all concession agreements between the Company and/or any of its Significant Subsidiaries with ANATEL, that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, neither the Company nor any of its Significant Subsidiaries has received notice of any revocation or modification (including without limitation, any ANATEL or other requirement related to the provision of any telecommunications services in any area in which the Company or any of its Significant Subsidiaries operates) of any such license, concession, certificate, permit or authorization or has any reason to believe that any such license, concession, certificate, permit or authorization will not be renewed in the ordinary course; except where such revocation or modification would not, individually or in the aggregate, have a Material Adverse Effect.

(cc) No labor disturbance by or dispute with employees of the Company or any of its Significant Subsidiaries that could cause a Material Adverse Effect exists or, to the best knowledge of the Company, is contemplated or threatened, and the Company is not aware of any existing or imminent labor disturbance that could cause a Material Adverse Effect by, or dispute with, the employees of any of its or any of its Significant Subsidiaries’ principal suppliers, contractors or customers.

(dd) Except as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus under “Risk Factors – Risks Relating to the Brazilian Telecommunications Industry – The mobile industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices,” the Company and its Significant Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect.

(ee) Except as disclosed in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus under “Risk Factors – Risks Relating to Our Business – Certain debt agreements of our subsidiaries contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows,” and “Risk Factors – Risks Relating to Brazil – Tax Reforms may affect our prices” no Significant Subsidiary of the Company is currently prohibited, directly or indirectly, in any material respect under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such Significant Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Significant Subsidiary from the Company or from transferring any of such Significant Subsidiary’s properties or assets to the Company or any other Significant Subsidiary of the Company.

(ff) Neither the Company nor any of its Significant Subsidiaries are a party to any contract, agreement or understanding with any person (other than this Agreement and the Brazilian Underwriting Agreement) that would give rise to a valid claim against any of them or any of the Underwriters for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Securities.

(gg) There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the ADSs or Brazilian Shares registered pursuant to the Registration Statement.

(hh) The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(ii) The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company and its subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  There are no material weaknesses or significant deficiencies in the Company’s internal controls.

(jj) The Company and its Significant Subsidiaries have insurance from insurers the Company reasonably believes to be financially sound covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as are prudent and customary to protect the Company and its Significant Subsidiaries and their respective businesses; and, except as it would not have a Material Adverse Effect, neither the Company nor any of its Significant Subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(kk) Neither the Company nor any of its subsidiaries, nor any director, officer, nor, to the knowledge of the Company, any employee thereof has (i) taken or will take any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the unlawful payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage (ii) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (iii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iv) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, or (v) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; and the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(ll) The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(mm) (i)  Neither the Company nor any of its subsidiaries, nor any director, officer, nor, to the knowledge of the Company, any employee thereof is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(A)  the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”) or other relevant sanctions authority (collectively, “Sanctions”), nor

(B)  located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria).

(ii)  The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)  to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)  in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(nn) The Company and each of its Significant Subsidiaries have filed all federal, state, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, have a Material Adverse Effect) and have paid all taxes required to be paid thereon (except for cases in which the failure to file or pay would not have a Material Adverse Effect, or, except as currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or any of its Significant Subsidiaries which has had (nor does the Company nor any of its Significant Subsidiaries have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its Significant Subsidiaries and which could reasonably be expected to have) a Material Adverse Effect.

(oo) The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities, except for stabilization activities to be carried out by Morgan Stanley LLC in the United States or by Banco Morgan Stanley, acting through Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., in Brazil pursuant to the Brazilian Stabilization Agreement. The Company has complied in all respects with Regulation M under the Exchange Act with respect to stabilization bids, including, without limitation, the stabilization requirements of Rule 104 of Regulation M.

(pp) There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications, applicable to it or them.

(qq) Except as disclosed in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus under “Risk Factors” and “Description of Capital Stock” no approvals are currently required in Brazil in order for the Company to pay dividends, interest on shareholders’ equity or other distributions declared by the Company to the holders of Shares, including the Depositary; and, except as disclosed in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus  under current laws and regulations of Brazil and any political subdivision thereof, any amounts payable with respect to the Shares upon liquidation of the Company or upon redemption thereof and dividends, interest on shareholders’ equity and other distributions declared and payable on the Shares may be paid by the Company to the Depositary in Brazilian reais that may be converted into foreign currency and freely transferred out of Brazil, as long as the investment in respect of the applicable Shares is registered with the Brazilian Central Bank.  Except as disclosed in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus no payments of dividends or interest on shareholders’ equity made to holders of Shares or ADSs who are non-residents of Brazil are subject to income, withholding or other taxes under laws and regulations of Brazil or any political subdivision or taxing authority thereof or therein and except as disclosed in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus such payments will otherwise be free and clear of any other tax, duty, withholding or deduction in Brazil or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Brazil or any political subdivision or taxing authority thereof or therein, as long as the investment in respect of the applicable Shares is registered with the Brazilian Central Bank.

(rr) Neither the Company nor any of its Significant Subsidiaries, nor any of their assets or revenues, has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Brazil, the United States or the state of New York; and, to the extent that the Company, any of its Significant Subsidiaries, or any of their respective assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated by the Transaction Documents, may at any time be commenced, the Company has waived, and they will waive, or will cause their Significant Subsidiaries to waive such right to the extent permitted by law in accordance with Section 13 of this Agreement.

(ss) There are no Brazilian taxes on or due by virtue of the execution or delivery of any of the Transaction Documents, or the issuance or sale by the Company of the Securities or any other document to be furnished hereunder or thereunder, except for (i) an administrative fee (taxa de fiscalização) and a registration fee payable to the CVM, (ii) a registration fee payable to the Brazilian Association of Capital Markets Entities (ANBIMA -Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), (iii) income tax, (iv) Contribuição Social sobre o Lucro Líquido; (v) Contribuição ao Programa de Integração Social - PIS, (vi) Contribuição para Financiamento da Seguridade Social - COFINS, (vii)  Imposto sobre Serviços de Qualquer Natureza - ISS, (viii) Contribuição ao Programa de Integração Social sobre Importações de Bens e Serviços (PIS-Importação), (ix) Contribuição para Financiamento da Seguridade Social sobre Importações de Bens e Serviços (COFINS-Importação) (x) Imposto sobre Operações de Crédito, Câmbio e Seguros ou relativas a Títulos e Valores Mobiliários – IOF, and (xi) Contribuição de Intervenção no Domínio Econômico - CIDE, as applicable.  There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution or delivery of the Transaction Documents, or the issuance or sale by the Company of the Securities.

(tt) To ensure the legality, validity, enforceability or admissibility into evidence of the Transaction Documents in Brazil, it is not necessary that it be submitted to, filed or recorded with any court or other authority in Brazil or that any tax, imposition or charge be paid in Brazil on or in respect of such document, except that (i) in order to be enforceable and admissible into evidence in the courts of Brazil (a) the Transaction

Documents, together with their respective sworn translation into the Portuguese language, needs to be registered with the appropriate Registry of Deeds and Documents (Registro de Títulos e Documentos), which registration can be made at any time prior to judicial enforcement thereof in Brazil and (b) the Transaction Documents must be translated into Portuguese by a sworn translator in Brazil; and (ii) the enforceability of the Transaction Documents in the courts of Brazil is also subject to the payment of certain expenses and court fees in connection thereof in the courts of Brazil.

(uu) The choice of laws of the State of New York as the governing law of this Agreement and the Deposit Agreement is a valid choice of law under the laws of Brazil and will be honored by the courts of Brazil, provided that it is not against national sovereignty, good moral or public policy.  The Company (i) has the power to submit, and pursuant to this Agreement and the other Transaction Documents has legally, validly, effectively and irrevocably submitted, to the non-exclusive jurisdiction of the federal and state courts, in the Borough of Manhattan in the City of New York, and (ii) has the power to designate, appoint and empower, and pursuant to this Agreement, has legally, validly, effectively and irrevocably designated, appointed and empowered, an agent for service of process in any suit or proceeding arising out of or related to the Transaction Documents and the transactions contemplated hereby, as provided in Section 12 of this Agreement.

(vv) Any final judgment for a sum of money obtained against the Company in the New York or United States federal courts located in the borough of Manhattan in The City of New York in respect of any sum payable by it under this Agreement or the Deposit Agreement would be recognized and enforced against the Company by the courts in Brazil without reexamination or re-litigation of the matters adjudicated upon, provided that such judgment (i) fulfills all formalities required for its enforceability under the laws of the jurisdiction where it was rendered, (ii) is issued by a competent court after proper service of process is made in accordance with Brazilian legislation, (iii) is not subject to appeal, (iv) is for a sum certain, (v) is authenticated by a Brazilian consular office in the jurisdiction where the judgment is issued and is accompanied by a sworn translation into Portuguese, and (vi) is not contrary to Brazilian national sovereignty, public policy or public morality.

(ww) None of the holders of the Securities will be deemed resident, domiciled, carrying on business or subject to taxation in Brazil on an overall income basis solely by virtue of the ownership or transfer of a Security or the receipt of payment thereon.

2. Agreements to Sell and Purchase.  The Company hereby agrees to sell to the several International Underwriters, and each International Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective numbers of Firm ADSs set forth in Schedule II hereto opposite its name at the purchase price set forth in Schedule I hereto (the “Purchase Price”).

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the International Underwriters the Additional ADSs, and the International Underwriters shall have the right to purchase, severally and not jointly, up to the number of Additional ADSs set forth in Schedule I hereto at the Purchase Price, provided, however, that the amount paid by the International Underwriters for any Additional ADSs shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm ADSs but not payable on such Additional ADSs.  The Managers may exercise this right on behalf of the International Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of the Prospectus.  Any exercise notice shall specify the number of Additional ADSs to be purchased by the International Underwriters and the date on which such ADSs are to be purchased.  Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm ADSs nor later than ten business days after the date of such notice.  Additional ADSs may be purchased as provided in Section 4 hereof solely for the purpose of covering sales of ADSs in excess of the number of the Firm ADSs.  On each day, if any, that Additional ADSs are to be purchased (an “Option Closing Date”), each International Underwriter agrees, severally and not jointly, to purchase the number of Additional ADSs (subject to such adjustments to eliminate fractional ADSs as the Managers may determine) that bears the same proportion to the total number of Additional ADSs to be purchased on such Option Closing Date as the number of Firm ADSs set forth in Schedule II hereto opposite the name of such International Underwriter bears to the total number of Firm ADSs.

3. Public Offering.  The Company is advised by the Managers that the International Underwriters propose to make a public offering of their respective portions of the ADSs as soon after the Registration Statement and this Agreement have become effective as in their judgment is advisable.  The Company is further advised by the Managers that the ADSs are to be offered to the public upon the terms set forth in the Prospectus.

4. Payment and Delivery.  Payment for the Firm ADSs shall be made to the Company in Federal or other funds immediately available in New York City on the closing date and time set forth in Schedule I hereto to the bank account designated in writing by the Company not later than one business day before the Closing Date, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be designated in writing by the Managers.  The time and date of such payment are hereinafter referred to as the “U.S. Closing Date.”

Payment for any Additional ADSs shall be made to the Company in Federal or other funds immediately available in New York City on the date specified in the corresponding notice described in Section 2 to the bank account designated in writing by the Company not later than one business day before the U.S. Closing Date or at such other time on the same or on such other date, in any event not later than the tenth business day thereafter, as may be designated in writing by the Managers.

The Firm ADSs and the Additional ADSs shall be registered in such names and in such denominations as the Managers shall request in writing not later than one full business day prior to the U.S. Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several International Underwriters, with any transfer taxes payable in connection with the transfer of the ADSs to the International Underwriters duly paid, against payment of the Purchase Price therefor.

With respect to all or any portion of Firm ADSs, the International Underwriters, for the purpose of effecting reallocations of ADSs and Brazilian Shares, may elect to have such ADSs (in the form of Shares) delivered to the Brazilian Underwriters.  Notice of such election shall be given by the Managers on behalf of the International Underwriters to the Company at least two business days prior to the U.S. Closing Date or the Option Closing Date, as the case may be.  With respect to all or any portion of the Brazilian Shares, the Brazilian Underwriters for purpose of effecting reallocations of ADSs and Brazilian Shares may elect to have such Brazilian Shares (in the form of ADSs) delivered to the International Underwriters.  Notice of such election shall be given by the Brazilian Underwriters to the Company at least two business days prior to the U.S. Closing Date or the Option Closing Date, as the case may be.

5. Conditions to the International Underwriters’ Obligations.  The several obligations of the International Underwriters are subject to the following conditions:

(a) Subsequent to the execution and delivery of this Agreement and prior to each Closing Date set forth in Schedule I hereto (each, a “Closing Date”):

(i) if applicable, there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

(ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus that, in the Managers’ judgment, is material and adverse and that makes it, in the Managers’ judgment, impracticable to market the ADSs or the Brazilian Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(iii) no order suspending the effectiveness of the Registration Statement or the ADS Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each free writing prospectus shall have been timely filed with the Commission under the Securities Act (in the case of a free writing prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 6(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Managers.

(b) The International Underwriters shall have received on the Closing Date a certificate from the Company, dated the Closing Date and signed by the chief financial officer and an executive officer of the Company, confirming that (i) such officers have carefully reviewed the Registration Statement, the Time of Sale Prospectus and the Prospectus; (ii) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, except for those representations and warranties qualified as to materiality, which shall be true and correct in all respects, and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date or Option Closing Date, as the case may be; (iii) if applicable, there has not occurred any downgrading, nor any notice has been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and (iv) there has not occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(c) The International Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Davis, Polk & Wardwell LLP, United States counsel for the Company, dated the Closing Date or an Option Closing Date, as the case may be, in form and substance acceptable to the International Underwriters.

The opinion of counsel for the Company described in Section 5(c) above shall be rendered to the International Underwriters at the request of the Company and shall so state therein.

(d) The International Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Lefosse Advogados, Brazilian counsel for the Company, dated the Closing Date or an Option Closing Date, as the case may be, in form and substance acceptable to the International Underwriters.

The opinion of counsel for the Company described in Section 5(d) above shall be rendered to the International Underwriters at the request of the Company and shall so state therein.

(e) The International Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Milbank, Tweed, Hadley & McCloy LLP, United States counsel for the International Underwriters, dated the Closing Date or an Option Closing Date, as the case may be. The Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.  In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States, upon the opinions of counsel satisfactory to the Managers.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and their subsidiaries and certificates of public officials.

(f) The International Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian counsel for the International Underwriters, dated the Closing Date or an Option Closing Date, as the case may be. The Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.  In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of Brazil, upon the opinions of counsel satisfactory to the Managers.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and their subsidiaries and certificates of public officials.

(g) The Company shall have requested and caused Ziegler, Ziegler & Associates LLP, United States counsel to the Depositary, to furnish to the International Underwriters its opinion, dated as of the Closing Date or the Option Closing Date, as the case may be, and addressed to the International Underwriters, in form and substance acceptable to the International Underwriters.

(h) The International Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the International Underwriters, from PricewaterhouseCoopers Auditores Independentes, independent registered public accounting firm, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to International Underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.

(i) The International Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the International Underwriters, from Ernst & Young Terco Auditores Independentes S.S, predecessor independent registered public accounting firm, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to International Underwriters with respect to the consolidated balance sheet under IFRS as of January 1, 2009 and certain financial information as of January 1, 2009 contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus.

(j) The “lock-up” agreement, substantially in the form of Exhibit A hereto, between the Managers and TIM Brasil Serviços e Participações S.A., relating to sales and certain other dispositions of ADSs, Shares or certain other securities, delivered to the Managers on or before September 15, 2011, shall be in full force and effect on the Closing Date.

(k) At the Closing Date or Option Closing Date, as the case may be, (i) the listing of the ADSs on the NYSE shall be in full force and effect and (ii) the listing of the Shares on the BM&FBOVESPA’s Novo Mercado listing segment shall be in full force and effect.

(l) On or prior to the Closing Date or Option Closing Date, as the case may be, the Company shall have furnished to the Managers such further certificates (including incumbency certificates) and documents as the Managers may reasonably request in connection with this Agreement.

(m) The closing of the purchase of the Brazilian Shares under the Brazilian Underwriting Agreement shall have occurred concurrently with the closing hereunder on the Closing Date.

(n) The Company shall have received the approvals referred to in Section 1(s)(i), (ii) and (iii) hereof.

The several obligations of the International Underwriters to purchase Additional ADSs hereunder are subject to the delivery to the Managers on the applicable Option Closing Date of such documents as the Managers may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional ADSs to be sold on such Option Closing Date and other matters related to the issuance of such Additional ADSs.

6. Covenants of the Company.  The Company covenants with each International Underwriter as follows:

(a) To file the final Prospectus with the Commission within the time periods specified by Rule 424(b) and Rule 430A, 430B or 430C under the Securities Act, file any free writing prospectus to the extent required by Rule 433 under the Securities Act; and file promptly all reports or information statements required to be filed by the Company with the Commission pursuant to, as applicable, Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the ADSs and the Shares; and furnish copies of the Prospectus and each free writing prospectus (to the extent not previously delivered) to the International Underwriters in New York City prior to 10:00 a.m., Eastern Standard Time, on the business day next succeeding the date of this Agreement in such quantities as the International Underwriters may reasonably request.  The Company will cause the registration fees for this offering to be paid within the time period required by Rule 456(b)(1)(i) under the Securities Act prior to the Closing Date.

(b) To furnish to the Managers, without charge, a signed copy of the Registration Statement (including exhibits thereto and documents incorporated by reference therein) and to deliver to each of the International Underwriters during the period mentioned in Section 6(f) or 6(g) below, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as the Managers may reasonably request.

(c) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to the Managers a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Managers reasonably object.

(d) To furnish to the Managers a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Managers  reasonably object.

(e) Not to take any action that would result in an International Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the International Underwriter that the International Underwriter otherwise would not have been required to file thereunder.

(f) If the Time of Sale Prospectus is being used to solicit offers to buy the ADSs or the Brazilian Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the International Underwriters, it is necessary to amend or supplement the

Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the International Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(g) If, during such period after the first date of the public offering of the ADSs or Brazilian Shares as in the opinion of counsel for the International Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an International Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the International Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the International Underwriters and to the dealers (whose names and addresses the Managers will furnish to the Company) to which ADSs or Brazilian Shares may have been sold by the Managers on behalf of the International Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

(h) The Company will furnish such information as may be required and otherwise will cooperate with the International Underwriters in qualifying the ADSs for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the International Underwriters may designate and to maintain such qualifications in effect for a period of not less than one year from the later of the effective date of the Registration Statement; provided, however, that the Company shall not be obligated to qualify as a foreign corporation or consent to the service of process under the laws of any jurisdiction (except service of process with respect to the offering and sale of the Securities) or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject; and to reasonably promptly advise the International Underwriters of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction, including Brazil, or the initiation or threatening in writing of any proceeding for such purpose.

(i) To make generally available to the Company’s security holders and to the Managers as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(j) Subject to the terms of the engagement letter relating to the offering of the Securities among the Company and the Brazilian Underwriters, and whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of counsel for the Company, the International Underwriters and the Depositary and the Company’s accountants in connection with the registration and delivery of the ADSs and Brazilian Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the ADSs and Brazilian Shares (within the time required by Rule 456 (b)(1), if applicable), all printing costs associated therewith, and the mailing and delivering of copies thereof to the International Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the ADSs and Brazilian Shares to the International Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the ADSs and Brazilian Shares under state securities laws and all expenses in connection with the qualification of the ADSs and Brazilian Shares for offer and sale under state securities laws as provided in Section 6(h) hereof, including filing fees and the reasonable fees and disbursements of counsel for the International Underwriters in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the International Underwriters incurred in connection with the review and qualification of the offering of the ADSs and Brazilian Shares by the Financial Industry Regulatory Authority, (v) all costs and expenses incident to listing the ADSs on the NYSE, (vi) the cost of printing certificates representing the ADSs, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the ADSs or Brazilian Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company, International Underwriters and any such consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section.  It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the International Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the ADSs or Brazilian Shares by them and any advertising expenses connected with any offers they may make.

(k) If requested by the Managers, to prepare a final term sheet relating to the offering of the ADSs, containing only information that describes the final terms of the offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the offering of the ADSs.

(l) The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities, except for stabilization activities to be carried out by Morgan Stanley LLC in the United States or by Banco Morgan Stanley, acting through Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., in Brazil pursuant to the Brazilian Stabilization Agreement. The Company will comply in all respects with Regulation M under the Exchange Act with respect to stabilization bids, including, without limitation, the stabilization requirements of Rule 104 of Regulation M.

(m) The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

The Company also covenants with each International Underwriter that, without the prior written consent of the Managers, it will not, during the restricted period set forth in Schedule I hereto, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.  The foregoing sentence shall not apply to (a) the ADSs and Brazilian Shares to be sold hereunder, (b) the issuance by the Company of options pursuant to its existing stock option plan or shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that such plan does not provide for the transfer of Common Stock during the 90-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company.  Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The Company shall promptly notify the Managers of any earnings release, news or event that may give rise to an extension of the initial 90-day restricted period.

(n) All payments to be made by the Company under this Agreement will be made without set-off or counterclaim or withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever, unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company will pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made; provided, however, that no such additional amounts shall be payable on account of (i) taxes which would not have been imposed but for the existence of any present or former connection between any of the International Underwriters and the jurisdiction imposing such taxes, including such International Underwriter having been a resident thereof or being or having been present or engaged in trade or business therein or having had a permanent establishment therein (other than a connection arising solely from the mere entering into, receipt of payments or enforcement of rights under this Agreement) or (ii) any taxes imposed or withheld by reason of the failure by the International Underwriters to comply with a request of the payer addressed to the International Underwriters to provide certification, information, documents or other evidence concerning the nationality, residence or identity of the International Underwriters to make any declaration or similar claim or satisfy any other reporting requirement relating to such matters, which is required by a statute, treaty, regulation or administrative practice of the jurisdiction imposing such taxes as a precondition to exemption from all or part of such taxes.

7. Covenants of the International Underwriters.  Each International Underwriter hereby represents and agrees, severally and not jointly, with the Company that:

(a) It will not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such International Underwriter, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, that otherwise would not be required to be filed by the Company thereunder, but for the action of the International Underwriter.

(b) It has not and will not, without the prior written consent of the Company, use any free writing prospectus that contains the final terms of the ADSs or the Brazilian Shares unless such terms have previously been included in a free writing prospectus filed with the Commission.

(c) It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

(d) Neither such International Underwriter nor any of its affiliates nor any person acting on its or their behalf has taken any action that would permit a public offering of the Securities, or permit the possession or distribution of any Prospectus, or any amendment or supplement thereto, in any country or jurisdiction outside Brazil or the United States where action for that purpose is required in connection with the sale of the Securities.

8. Indemnity and Contribution.  (a) The Company agrees to indemnify and hold harmless each International Underwriter, each person, if any, who controls any International Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any International Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any “road show” as defined in Rule 433(h) under the Securities Act ( a “road show”), or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any International Underwriter furnished to the Company in writing by such International Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information furnished by the International Underwriters consists of the information described as such in subsection 8(b) below.

(b) Each International Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such International Underwriter, but only with reference to information relating to such International Underwriter furnished to the Company in writing by such International Underwriter through the Managers expressly for use in the preliminary prospectus, the Time of Sale Prospectus and the Prospectus, it being understood and agreed upon that the only such information furnished by the International Underwriters consist of the following information in the Prospectus: paragraphs 18-22 in the section ”Underwriting” of the Prospectus Supplement as filed under Rule 424(b)2 on September 15, 2011 contained in the Registration Statement, provided, that the International Underwriters shall not be liable under this Section 8(b) to make any indemnification in excess of the net underwriting discounts and commissions (after taxes and expenses) received by such International Underwriter with respect to the offering of the ADSs, provided further, that the International Underwriters shall not be liable for any losses, claims, damages or liabilities arising out of or based upon the Company’s failure to perform its obligations under Section 6 of this Agreement.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred.  Such firm shall be designated in writing by the Managers, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b).  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the International Underwriters on the other hand from the offering of the ADSs or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company on the one hand and of the International Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the International Underwriters on the other hand in connection with the offering of the ADSs shall be deemed to be in the same respective proportions as the net proceeds from the offering of the ADSs (before deducting taxes and expenses) received by the Company and the total net underwriting discounts and commissions (after taxes and expenses) received by the International Underwriters bear to the aggregate initial public offering price of the ADSs set forth in the Prospectus.  The relative fault of the Company on the one hand and the International Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the International Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The International Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of ADSs they have purchased hereunder, and not joint.

(e) The Company and the International Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the International Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 8, no International Underwriter shall be required to contribute any amount in excess of the amount by which the total net underwriting discounts and commissions (after taxes and expenses) received by such International Underwriter with respect to the offering of the ADSs exceeds the amount of any damages that such International Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any International Underwriter, any person controlling any International Underwriter or any affiliate of any International Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the ADSs.

9. Termination.  The International Underwriters may terminate this Agreement by notice given by the Managers to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market or the BM&FBOVESPA, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Brazil shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State or Brazilian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the Managers’ judgment, causes a Material Adverse Effect and which, singly or together with any other event specified in this clause (v), makes it, in the judgment of the Managers after consultation with the Company, if practicable, impracticable or inadvisable to proceed with the offer, sale or delivery of the ADSs on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.

10. Effectiveness; Defaulting International Underwriters.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the International Underwriters shall fail or refuse to purchase ADSs that it has or they have agreed to purchase hereunder on such date, and the aggregate number of ADSs which such defaulting International Underwriter or International Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the ADSs to be purchased on such date, the other International Underwriters shall be obligated severally in the proportions that the number of Firm ADSs set forth opposite their respective names in Schedule II bears to the aggregate number of Firm ADSs set forth opposite the names of all such non-defaulting International Underwriters, or in such other proportions as the Managers may specify, to purchase the ADSs which such defaulting International Underwriter or International Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of ADSs that any International Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of ADSs without the written consent of such International Underwriter.  If, on the Closing Date, any International Underwriter or International Underwriters shall fail or refuse to purchase Firm ADSs and the aggregate number of Firm ADSs with respect to which such default occurs is more than one-tenth of the aggregate number of Firm ADSs to be purchased on such date, and arrangements satisfactory to the Managers and the Company for the purchase of such Firm ADSs are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting International Underwriter or the Company.  In any such case either the Managers or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected.  If, on an Option Closing Date, any International Underwriter or International Underwriters shall fail or refuse to purchase Additional ADSs and the aggregate number of Additional ADSs with respect to which such default occurs is more than one-tenth of the aggregate number of Additional ADSs to be purchased on such Option Closing Date, the non-defaulting International Underwriters shall have the option to i) terminate their obligation hereunder to purchase the Additional ADSs to be sold on such Option Closing Date or ii) purchase not less than the number of Additional ADSs that such non-defaulting International Underwriters would have been obligated to purchase in the absence of such default.  Any action taken under this paragraph shall not relieve any defaulting International Underwriter from liability in respect of any default of such International Underwriter under this Agreement.

If this Agreement shall be terminated by the International Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company, subject to the terms of the engagement letter relating to the offering of the Securities among the Company and the Brazilian Underwriters, will reimburse the International Underwriters or such International Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such International Underwriters in connection with this Agreement or the offering contemplated hereunder.

11. [RESERVED]

12. Jurisdiction and Process Agent.  The Company hereby submits to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan in the City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  The Company irrevocably appoints Telecom Italia Sparkle of North America, Inc., located at 745 Fifth Avenue, 27th Floor, New York, New York 10151, as its authorized agent in the Borough of Manhattan in the City of New York upon which process may be served in any suit or proceeding, and agree that service of process upon such agent, and written notice of said service to the Company, by the person serving the same to the address provided in herein, shall be deemed in every respect effective service or process upon the Company in any suit of proceeding.  Such appointment shall be irrevocable.  The Company hereby represents and warrants that their authorized agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. The parties hereto each hereby waive any right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement.

13. Waiver of Immunities.  To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to the Company, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of relief in any such legal action, suit or proceeding from set-off or counterclaim, from the jurisdiction of any Brazilian, New York, U.S. federal or other court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceedings for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of the Company, or any other matter under or arising out of or in connection with this Agreement, the Company hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by law, and agree not to plead or claim, any such immunity and consents to such relief and enforcement.

14. Entire Agreement.  (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the ADSs, represents the entire agreement between the Company and the International Underwriters with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the ADSs.

(b) The Company acknowledges that in connection with the offering of the ADSs and the Brazilian Shares: (i) the International Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the International Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the International Underwriters may have interests that differ from those of the Company.  The Company waives to the full extent permitted by applicable law any claims it may have against the International Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the ADSs or the Brazilian Shares.

15. Counterparts.  This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

16. APPLICABLE LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

17. TIME.  TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT.  EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO EASTERN STANDARD TIME.

18. Judgment Currency.  The Company agrees to indemnify each International Underwriter, its directors and officers, and each person if any, who controls any International Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each International Underwriter severally agrees to indemnify the Company, its directors and officers, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any loss incurred, as incurred, as a result of any judgment being given in connection with this Agreement for which indemnification is provided by such person pursuant to Section 8 of this Agreement and any such judgment or order being paid in a currency (the “Judgment Currency”) other than U.S. dollars as a result of any variation as between (i) the spot rate of exchange in New York at which the Judgment Currency would have been convertible into U.S. dollars as of the date such judgment or order is entered, and (ii) the spot rate of exchange at which the Indemnified Party is first able to purchase U.S. dollars with the amount of the Judgment Currency actually received by the Indemnified Party.  If, alternatively, the Indemnified Party receives a profit as a result of such currency conversion it will return any such profits to the Indemnifying Party (after taking into account any taxes or other costs arising in connection with such conversion and repayment).  The foregoing indemnity shall constitute a separate and independent, several and not joint, obligation of the Company and each International Underwriter, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term “spot rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

19. Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

20. Notices.  All communications hereunder shall be in writing and effective only upon receipt and if to the International Underwriters shall be delivered, mailed or sent to the Managers at the address set forth in Schedule I hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

[Signature Pages Follows]

By:	Morgan Stanley & Co. LLC

By:
Name:
Title:

STATE OF NEW YORK	)
	)	ss.
COUNTY OF NEW YORK	)

On this                       day of                                           , 2011 before me, a notary public within and for said county, personally did appear                                     to me personally known who being duly sworn, did say that he is                                   , the person described in and which executed the foregoing instrument, and acknowledge said instrument to be the free act and deed of said corporation.

Notary Public

By:	Itau BBA USA Securities Inc.

By:
Name:
Title:

STATE OF NEW YORK	)
	)	ss.
COUNTY OF NEW YORK	)

On this                       day of                                           , 2011 before me, a notary public within and for said county, personally did appear                                     to me personally known who being duly sworn, did say that he is                                   , the person described in and which executed the foregoing instrument, and acknowledge said instrument to be the free act and deed of said corporation.

Notary Public

Accepted and agreed as of the date hereof TIM PARTICIPAÇÕES S.A.
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE I

Managers:	Itau BBA USA Securities Inc. Morgan Stanley & Co. LLC

Registration Statement File No.:	333-176848

Time of Sale Prospectus	1. Preliminary Prospectus dated September 15, 2011 relating to the Securities 2. Free writing prospectuses filed by the Company under Rule 433(d) of the Securities Act
Lock-up Restricted Period:	90 days

Title of Shares to be purchased:	American Depositary Shares each representing five common shares

Number of Firm ADSs:	6,812,056

Number of Additional ADSs	Up to 1,892,302 Additional ADSs

Initial Public Offering Price:	U.S.$22.80 per ADS, which is the U.S. dollar equivalent of the real offering price per Common Share of R$8.60, converted from Brazilian reais to U.S. dollar at a rate of R$1.8856 per U.S. $1.00.

Purchase Price:	U.S.$22.23 per ADS

Selling Concession:	2.5% of the Initial Public Offering Price, or U.S.$0.57 per ADS

Closing Dates and Time:	October 10, 2011, 10:00 a.m. for the delivery of the Common Shares October 11, 2011, 10:00 a.m. for the delivery of the ADSs

Address for Notices to International Underwriters:	Itau BBA USA Securities Inc. 767 Fifth Avenue, 50th Floor New York, NY 10153 Morgan Stanley & Co. LLC 1585 Broadway New York, NY 10036

Address for Notices to the Company:	TIM Participações S.A. Avenida das Américas, 3.434 - 7ºandar 22640-102 Rio de Janeiro, RJ, Brazil

I-1

SCHEDULE II

International Underwriter	Number of Firm ADSs To Be Purchased
Itau BBA USA Securities, Inc.	3,746,631
Morgan Stanley & Co. LLC	3,065,425
Total:	6,812,056

II-1

EXHIBIT A

FORM OF LOCK-UP LETTER

[●], 2011

Itau BBA USA Securities Inc.
767 Fifth Avenue, 50th Floor
New York, NY 10153

Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036

Ladies and Gentlemen:

The undersigned understands that you propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with TIM Participações S.A., a sociedade anônima incorporated under the laws of the Federative Republic of Brazil (the “Company”), providing for the public offering (the “Public Offering”) by  the several underwriters named in Schedule II thereto (the “International Underwriters”), for whom you are acting as managers (the “Managers”), of the number of shares of its common stock, without par value, (the “Shares”) in the form of American Depositary Shares (the “ADSs,” and together with the Shares, the “Securities”), set forth in Schedule I thereto.  To induce the International Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Managers on behalf of the International Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Securities beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Securities or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Securities or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (a) transactions relating to Securities or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Securities or other securities acquired in such open market transactions, (b) transfers of Securities or any security convertible into Securities as a bona fide gift, (c) distributions of Securities to any trust for the direct or indirect benefit of the undersigned, or (d) distributions of Securities or any security convertible into Securities to affiliates (as such term is defined in Rule 405 under the Securities Act), stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b), (c) or (d), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Securities, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence, or (d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Securities, provided that such plan does not provide for the transfer of Securities during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company. In addition, the undersigned agrees that, without the prior written consent of the Managers on behalf of the International Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for Securities.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent, registrar and depositary against the transfer of the undersigned’s Securities except in compliance with the foregoing restrictions.

If:

(1)           during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2)           prior to the expiration of the restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period or provides notification to the Managers of any earnings release, or material news or a material event that may give rise to an extension of the initial 90-day restricted period;

the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The undersigned shall not engage in any transaction that may be restricted by this agreement during the 34-day period beginning on the last day of the initial restricted period unless the undersigned requests and receives prior written confirmation from the Company or the Managers that the restrictions imposed by this agreement have expired.

The undersigned understands that the Company and the International Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering.  The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns; provided that if the Public Offering shall not have closed by October 31, 2011, this agreement shall be of no further force or effect.

Nothing expressed or mentioned in this agreement is intended or shall be construed to give any person, firm or corporation, other than the International Underwriters, the Company and their respective successors and the controlling persons and officers and directors referred to in Section 8 of the Underwriting Agreement and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this agreement or any provision herein contained.  This agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the International Underwriters, the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of ADSs or Shares from any International Underwriter shall be deemed to be a successor by reason merely of such purchase.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions.  Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the International Underwriters.

[Signature Page Follows]

Very truly yours,

(Name)

(Address)

[Signature Page to Lock-up Agreement]